# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anteris Technologies Global Corp., CIK 0002011514
CUSIP: 03675P102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 860 BLUE GENTIAN ROAD, SUITE 340, EAGAN, Minnesota (MN), 55121
Date of event which requires filing of this statement: 01/22/2026
Filed by CIK 0001613103
Persons authorized to receive notices and communications: Brian Sandstrom, Building Two, Parkmore Business Park West, Galway, Ireland (L2), H91 4K49, 353 1 438-1700

## Reporting persons
- Medtronic plc (CIK 0001613103): type of reporting person: other (OO); citizenship or place of organization: Ireland (L2); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 15,652,173; sole dispositive power 0; shared dispositive power 15,652,173; aggregate amount beneficially owned 15,652,173 (16.2% of the class)
  Comment: (1) Calculated based on an aggregate of 96,849,743 shares of Anteris Common Stock outstanding, comprised of (i) 41,197,570 shares of Common Stock outstanding as of November 12, 2025, as represented by Anteris in its Quarterly Report on Form 10-Q filed on November 12, 2025 for the quarterly period ended September 30, 2025, plus (ii) 15,652,173 shares issued to Covidien in a private offering completed on January 22, 2025, and (iii) 40,000,000 shares issued in a public offering completed on January 22, 2025.
- Covidien Group S.a.r.l. (CIK 0001463363): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 15,652,173; sole dispositive power 0; shared dispositive power 15,652,173; aggregate amount beneficially owned 15,652,173 (16.2% of the class)
  Comment: (1) Calculated based on an aggregate of 96,849,743 shares of Anteris Common Stock outstanding, comprised of (i) 41,197,570 shares of Common Stock outstanding as of November 12, 2025, as represented by Anteris in its Quarterly Report on Form 10-Q filed on November 12, 2025 for the quarterly period ended September 30, 2025, plus (ii) 15,652,173 shares issued to Covidien in a private offering completed on January 22, 2025, and (iii) 40,000,000 shares issued in a public offering completed on January 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Anteris Technologies Global Corp.
Address of issuer's principal executive offices: 860 BLUE GENTIAN ROAD, SUITE 340, EAGAN, Minnesota (MN), 55121
Comment:
(a) Title of Security: Common stock, $0.0001 par value per share ("Common Stock").

(b) Name of the Issuer: Anteris Technologies Global Corp., a Delaware corporation ("Anteris").

(c) Anteris's Principal Executive Office: 860 Blue Gentian Road, Suite 340, Eagan MN 55121

## Item 2. Identity and Background
Name of person filing:
Pursuant to Instruction C of Schedule 13D, the information required regarding Medtronic plc, an Irish public limited company ("Medtronic"), Covidien Group S.a r.l., a Luxembourg company ("Covidien," and, together with Medtronic, the "Reporting Persons"), and the officers, directors and significant shareholders (collectively, the "Related Persons") is set forth on Exhibit 99.4 attached hereto and incorporated herein by reference.

This statement on Schedule 13D is filed by the Reporting Persons.
Residence or business address: The principal business offices of Medtronic are located at Building 2, Parkmore Business Park West, Galway, Ireland and the principal business offices of Covidien are located at Ground Floor, Espace Monterery, 40 Av Monterey, L-2163 Luxembourg.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies.
Criminal convictions in the last five years: During the last five years, neither Medtronic nor Covidien, nor, to the best of their knowledge, any of their executive officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Medtronic nor Covidien, nor, to the best of their knowledge, any of their executive officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ireland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 20, 2026, Anteris entered into a Stock Purchase Agreement (the "Purchase Agreement") with Covidien pursuant to which the Company agreed to issue and sell (the "Private Placement") to Covidien 15,652,173 shares of Common Stock (the "Shares") at a purchase price of $5.75 per PIPE Share. Covidien paid approximately $90.0 million to Anteris to purchase the PIPE Shares. The funds for the purchase of the Shares were provided from funds on hand of Covidien and affiliated entities.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

In connection with the Purchase Agreement, Anteris and Covidien entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of January 22, 2026. Pursuant to the Registration Rights Agreement, Anteris shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of all of the Shares not already covered by an existing and effective registration statement as soon as reasonably practicable and in any event no later than the 18th-month anniversary of the Closing Date (as defined in the Purchase Agreement) and indemnify, defend and hold harmless each holder of Shares in connection therewith.

Anteris and Covidien also entered into an Investor Rights Agreement dated as of January 22, 2026 in connection with the Purchase Agreement (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, Covidien will have a participation right with respect to the issuance of certain of Anteris's securities. Further pursuant to the Investor Rights Agreement, Covidien shall have the right to designate one non-voting observer to the Anteris Board of Directors. The Investor Rights Agreement also contains transfer restrictions through May 22, 2027, an agreement to discuss potential collaborations, a customary standstill provision, a voting agreement, and a requirement upon Anteris' receipt of certain acquisition proposals to notify Covidien of such proposal and to allow Covidien to negotiate its own proposed alternate transaction.

The foregoing descriptions of the Investor Rights Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D and incorporated herein by reference.

The Reporting Persons acquired the Shares for investment purposes. Except as otherwise described herein, neither Reporting Person has present plans or proposals that relate to or would result in any of the matters enumerated in Item 4(a)-(j) of Schedule 13D. However, each Reporting Person reserves the right to change its intentions or purpose and take any such action, subject to the restrictions and other terms set forth in the Investor Rights Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Medtronic, through Covidien, is the beneficial owner of 15,652,173 shares of Common Stock, which represent approximately 16.2% of the outstanding shares of Common Stock of Anteris.
Number of shares as to which each person has sole or shared power to vote or dispose: Medtronic, through Covidien, has the sole power to vote and the sole power to dispose of all shares of Anteris beneficially owned by it.
Transactions in the class effected during the past sixty days: The only transaction in the Shares that was effected by any Reporting Person during the past 60 days is the acquisition of the Shares pursuant to the Purchase Agreement, as reported in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between either Reporting Person and any person with respect to any securities of Anteris, including but not limited to the transfer or voting of any securities of Anteris, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1*:
Stock Purchase Agreement, dated January 20, 2026, by and between Anteris Technologies Global Corp. and Covidien.

Exhibit 99.2*:
Registration Rights Agreement, dated January 22, 2026, by and between Anteris Technologies Global Corp. and Covidien.

Exhibit 99.3*:
Investor Rights Agreement, dated January 22, 2026, by and between Anteris Technologies Global Corp. and Covidien.

Exhibit 99.4:
Executive Officers and Directors of Medtronic and Covidien.

Exhibit 99.5:
Joint Filing Agreement, dated January 29, 2026, by and between Medtronic and Covidien.

*Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(2)(ii).

## Signatures
- Medtronic plc: /s/ Brian Sandstrom, Brian Sandstrom/Assistant Secretary (01/29/2026)
- Covidien Group S.a.r.l.: /s/ Salvador Sens, Salvador Sens/General Manager (01/29/2026)